UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For 4 November, 2015

Commission File Number 1-14642

ING Groep N.V.

Bijlmerplein 888

1102 MG Amsterdam

The Netherlands

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b).

This Report contains a copy of the following:

The Press Release issued on 4 November, 2015

ING 3Q15 underlying net result EUR 1,092 million

ING Bank 3Q15 underlying net result EUR 1,092 million versus EUR 1,123 million in 3Q14 and EUR 1,118 million in 2Q15
•	3Q15 results driven by strong performance in Retail Banking, lower risk costs, growth in core lending and improved margins
•	Risk costs declined on the back of economic recovery to EUR 261 million, or 34 basis points of average RWA
•	Underlying return on IFRS-EU equity was 11.6% in 9M15, or 11.0% excluding CVA/DVA, in line with Ambition 2017 target range

ING Group 3Q15 net result EUR 1,064 million (EUR 0.28 per share) including legacy insurance results
•	Further sell-down of shares in NN Group in September reduced stake to 25.8%; on track to meet full exit in 2016

Strong capital position: ING well placed to absorb regulatory impacts and achieve attractive capital return
•	Robust fully-loaded CET1 ratios: ING Bank stable at 11.3% and ING Group unchanged at 12.3%

CEO statement
"ING recorded a successful third quarter during which we made good progress on our Think Forward priorities," said Ralph Hamers, CEO of ING Group. "We accelerated our innovation eff orts by establishing partnerships with financial technology companies, generating new ideas which will help us to further create a differentiating customer experience. At the same time our strengthened sustainability focus was recognised by leading external sustainability benchmarks in their annual reviews. In terms of financial performance, ING Bank delivered another solid quarter, with increased lending, lower risk costs and a continued strong capital position."

 "ING is constantly looking to develop new and improved services for our customers. To complement our in-house capabilities and maximise the potential of relevant technologies, we are steadily investing in partnerships and other forms of cooperation with outside parties. An example of our continuous innovation and commitment to develop our SME business in a digital way is the strategic partnership we launched with Kabbage, a leading US-based technology platform that provides automated lending to SMEs, reducing the loan application and approval process to just a few minutes. In addition to taking a small equity stake in the company, we will run a pilot project with Kabbage in Spain. We are excited about bringing this technology to our customers. Furthermore, in both Belgium and the Netherlands, we have set up facilities where start-ups can experiment with their new business models, enabling us to share expertise and benefit from each other's creativity and innovative spirit."

 "One of our key beliefs is that we should support and stimulate economic, social and environmental progress. I am proud that ING is again included in the Dow Jones Sustainability Index, with an improved score that is well above the banking industry average. ING also received a higher rating from Sustainalytics, where our score of 88 out of 100 made us the third best performer among the 409 reviewed international banks. These external assessments validate our sharpened sustainability focus, and the robustness of our strengthened environmental and social risk policies."

 "ING Bank delivered another solid financial performance this quarter. The underlying result before tax was EUR 1,495 million, reflecting the continued positive momentum in both Retail and Commercial Banking. Risk costs decreased on both comparable quarters, particularly in Retail Netherlands where evidence of the economic recovery is now clearly visible in our risk costs. While this is encouraging, we remain vigilant for any potential impact that imbalances in emerging economies and financial markets could have on our clients and business units."

 "Net interest income improved on the back of continued growth in our core lending businesses and a slightly improved interest margin. We remain committed to supporting our clients' lending needs. Notwithstanding reductions in the mature Benelux markets, we grew our core lending portfolio by EUR 1.6 billion in the third quarter, driven mainly by Retail Challengers and Growth Markets and Industry Lending. Year-to-date, total customer lending in the core portfolio grew by EUR 17.2 billion, or 4.5% on an annualised basis. Despite higher regulatory costs in the quarter and a significant impairment on an equity stake, the Bank's underlying return on IFRS-EU equity was 11.2% for the quarter and 11.6% year-to-date, which lies in the middle of our Ambition 2017 target range."

 "ING Bank's fully-loaded CET1 ratio remained stable at 11.3%. The ING Group CET1 ratio was also unchanged at 12.3%, which figure does not include interim profits - for the second quarter in a row. In the third quarter we reduced our stake in NN Group to 25.8%. The regulatory environment remains uncertain. However, with our capital strength, we are well positioned to deliver shareholder returns while we invest in further innovation of the products and services that empower our customers."

Further information

All publications related to ING's 3Q15 results can be found at www.ing.com/3q15, including a video interview with Ralph Hamers, which is also available at YouTube.

Additional financial information is available at www.ing.com/qr:
- ING Group Historical Trend Data
- ING Group Analyst Presentation (also available via SlideShare)
- ING Group Condensed consolidated interim financial information for the period ended 30 September  2015.

For further information on ING, please visit www.ing.com. Frequent news updates can be found in the Newsroom or via the @ING_news twitter feed. Photos of ING operations, buildings and its executives are available for download at Flickr. Video is available on YouTube. Footage (B-roll) of ING is available via videobankonline.com, or can be requested by emailing info@videobankonline.com. ING presentations are available at SlideShare.

See also ing.world, ING Group's online magazine, which can be found in the About Us section on www.ing.com .

For convenient access to the latest financial information and press releases both online and offline, download the ING Group Investor Relations and Media app for iOs on the Apple Store or for Android on Google Play.

Investor conference call, media conference call and webcasts

Ralph Hamers, Patrick Flynn and Wilfred Nagel will discuss the results in an analyst and investor conference call on 4 November 2015 at 9:00 a.m. CET. Members of the investment community can join the conference call at +31 20 794 8500 (NL), +44 20 7190 1537 (UK) or +1 480 629 9031 (US) and via live audio webcast at www.ing.com.

Ralph Hamers, Patrick Flynn and Wilfred Nagel will also discuss the results in a Media Conference call conference on 4 November 2015 at 11:00 a.m. CET. Journalists are welcome to join the conference call via +31 20 531 5871 (NL) or +44 203 365 3210 (UK). The Media conference call can also be followed via live audio webcast at www.ing.com or via Periscope via ING's Twitter handle @ING_news.

Investor enquiries
T: +31 20 576 6396
E: investor.relations@ing.com

Press enquiries
T: +31 20 576 5000
E: media.relations@ing.com

ING PROFILE

ING is a global financial institution with a strong European base, offering banking services through its operating company ING Bank and holding a significant stake in the listed insurer NN Group NV. The purpose of ING Bank is empowering people to stay a step ahead in life and in business. ING Bank's more than 52,000 employees offer retail and commercial banking services to customers in over 40 countries.

ING Group shares are listed (in the form of depositary receipts) on the exchanges of Amsterdam (INGA NA, ING.AS), Brussels and on the New York Stock Exchange (ADRs: ING US, ING.N).

Sustainability forms an integral part of ING's corporate strategy, which is evidenced by ING Group shares being included in the FTSE4Good index and in the Dow Jones Sustainability Index (Europe and World), where ING is among the leaders in the Banks industry group.

IMPORTANT LEGAL INFORMATION

ING Group's Annual Accounts are prepared in accordance with International Financial Reporting Standards as adopted by the European Union ('IFRS-EU').

In preparing the financial information in this document, the same accounting principles are applied as in the 2014 ING Group Annual Accounts. All figures in this document are unaudited. Small differences are possible in the tables due to rounding.

Certain of the statements contained herein are not historical facts, including, without limitation, certain statements made of future expectations and other forward-looking statements that are based on management's current views and assumptions and involve known and unknown risks and uncertainties that could cause actual results, performance or events to differ materially from those expressed or implied in such statements. Actual results, performance or events may differ materially from those in such statements due to, without limitation: (1) changes in general economic conditions, in particular economic conditions in ING's core markets, (2) changes in performance of financial markets, including developing markets, (3) consequences of a potential (partial) break-up of the euro, (4) ING's implementation of the restructuring plan as agreed with the European Commission, (5) changes in the availability of, and costs associated with, sources of liquidity such as interbank funding, as well as conditions in the credit markets generally, including changes in borrower and counterparty creditworthiness, (6) changes affecting interest rate levels, (7) changes affecting currency exchange rates, (8) changes in investor and customer behaviour, (9) changes in general competitive factors, (10) changes in laws and regulations, (11) changes in the policies of governments and/or regulatory authorities, (12) conclusions with regard to purchase accounting assumptions and methodologies, (13) changes in ownership that could affect the future availability to us of net operating loss, net capital and built-in loss carry forwards, (14) changes in credit ratings, (15) ING's ability to achieve projected operational synergies and (16) the other risks and uncertainties detailed in the Risk Factors section contained in the most recent annual report of ING Groep N.V. Any forward-looking statements made by or on behalf of ING speak only as of the date they are made, and, ING assumes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information or for any other reason.

This document does not constitute an offer to sell, or a solicitation of an offer to purchase, any securities in the United States or any other jurisdiction. The securities of NN Group have not been and will not be registered under the U.S. Securities Act of 1933, as amended (the "Securities Act"), and may not be offered or sold within the United States absent registration or an applicable exemption from the registration requirements of the Securities Act.

Full ING 3Q15 results press release (PDF)

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ING Groep N.V.
(Registrant)

By:	/s/ P. Jong
P. Jong
Global Head of Communications

By:	/s/ C. Blokbergen
C. Blokbergen
Head Legal Department

Dated: 4 November, 2015